FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 24, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

 18 October 2005         The Administrators of the SmithKline Beecham Employee
                         Benefit Trust ("the Trust") notified the Company on
                         24 October 2005 that following reinvestment of the cash dividend paid to shareholders on 06 October 2005, 653
                         Ordinary shares in the Company had been purchased on behalf of participants in the SmithKline Beecham Bonus
                         Investment Plan at a price of GBP14.5364 per share.

 18 October 2005         The Trust also notified the Company on 24 October 2005
                         that following reinvestment of the cash dividend paid to shareholders on 06 October 2005, 7,178 Ordinary
                         Shares in the Company had been purchased for participants in the GlaxoSmithKline Annual Investment
                         Plan at a price of GBP14.5364.

The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

24 October 2005



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 24, 2005                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc